As filed with the Securities and Exchange Commission on October 23, 1997
                                                   Registration Number 333-32241



                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549


                                 AMENDMENT NO. 2
                                       TO
                                    FORM S-3


             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                                Compositech Ltd.
             (Exact name of registrant as specified in its charter)

        Delaware                                         11-2710467
(State of incorporation)                    (I.R.S. Employer Identification No.)

            120 Ricefield Lane, Hauppauge, NY 11788 - (516) 436-5200
       (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                                 Samuel S. Gross
                     Executive Vice President and Treasurer
            120 Ricefield Lane, Hauppauge, NY 11788 - (516) 436-5200
    (Address, including zip code, and telephone number, including area code, of agent for service)

                                 With a copy to:
                               Edward F. Cox, Esq.
                         Donovan Leisure Newton & Irvine
          30 Rockefeller Plaza, New York, New York 10112 (212) 632-3050

     Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

     If any of the securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following
box.    |_|

     If any of the securities being registered on this Form are being offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest
reinvestment plans, check the following box.   |X|

     If this Form is filed to register additional securities pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective
registration statement for the same offering.    |_|

     If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement
for the same offering.    |_|

     If delivery of the  prospectus is expected to be made pursuant to Rule 434,
please check the following box.    |_|

                                             CALCULATION OF REGISTRATION FEE
=====================================================================================================================
  Title of Each Class                             Proposed Maximum           Proposed Maximum              Amount of
  of Securities to be        Amount to be          Offering Price           Aggregate Offering           Registration
      Registered             Registered(1)          Per Share (2)                Price (2)                  Fee (2)
---------------------------------------------------------------------------------------------------------------------
Common Stock                     810,476               $6.5625                  $ 5,318,749
($0.01 par value)(3)             Shares

Common Stock                      76,993               $6.5625                  $   505,267
($0.01 par value)(4)             Shares

Common Stock                   1,555,556               $6.5625                  $10,208,336
($0.01 par value)(5)             Shares

Common Stock                   1,335,555                $6.125                  $ 8,180,274
($0.01 par value)(5)             Shares

Common Stock                      98,000               $6.5625                  $   643,125
($0.01 par value)(6)             Shares

Common Stock                      84,140                $6.125                  $   515,358
($0.01 par value)(6)             Shares

---------------------------------------------------------------------------------------------------------------------
Totals                         3,960,720                                        $25,371,109                  $7,689
=====================================================================================================================

(1) Pursuant to Rule 416 of the Securities Act of 1933, there are also being registered hereunder such additional shares as may be issued to the selling stockholders because of future dividends, stock distributions, stock splits or similar capital adjustments.


(2) The maximum offering prices per share of $6.125 and 6.5625, respectively, were based upon the average of the high and low prices of the Company's Common Stock reported by The Nasdaq SmallCap(SM) Market for the Registrant's Common Stock on each of August 6, 1997, a date within five (5) days prior to the date of filing of the pre-effective Amendment No. 1 to this Registration Statement, and July 22, 1997, a date within five (5) days prior to the date of initial filing of this Registration Statement, since they are higher than the exercise price of the applicable warrant or debenture (in accordance with Section (g) of Rule 457 of Regulation C).


(3) Represents shares of Common Stock underlying Common Stock Purchase Warrants, as amended, exercisable at $3.00 per share until dates ranging from August 3, 2000 to February 15, 2001 issued in connection with the Registrant's private placement which had a final closing on February 15, 1996.

(4) Represents shares of Common Stock underlying Common Stock Purchase Warrants exercisable at $3.96 per share issued to Trautman Kramer & Company, Inc., as partial compensation in connection with the Registrant's private placement which had a final closing on February 15, 1996.

(5) Represents shares of Common Stock issuable upon the conversion of the Registrant's 5% Convertible Debentures (the "Debentures") based upon the maximum number of shares that could be issued pursuant to this Registration Statement and the form of the Debentures with respect to the conversion price.

(6) Represents shares of Common Stock underlying Common Stock Purchase Warrants issued to Trautman Kramer & Company, Inc., as partial compensation in connection with the Registrant's private placement of the Debentures.

     The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

Information   contained  herein  is  subject  to  completion  or  amendment.   A
registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time this registration statement becomes effective. This Prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful, prior to registration or qualification under the securities laws of any such State.


                Subject to Completion, dated October _____, 1997


PROSPECTUS

                                COMPOSITECH LTD.

                        3,960,720 Shares of Common Stock

                     ---------------------------------------


This Prospectus relates to an offering (the "Offering") by certain Stockholders named herein under the caption "Selling Stockholders" (collectively, the "Selling Stockholders") or by pledgees, donees, transferees or other successors in interest of the Selling Stockholders (the "Transferees") for sale to the public of the following securities of Compositech Ltd., a Delaware corporation ("Compositech" or the "Company"): (i) 810,476 shares of Common Stock underlying Common Stock Purchase Warrants, as amended, exercisable at $3.00 per share until dates ranging from August 3, 2000 to February 15, 2001 (the "Warrants") (16,500 of such shares have been issued upon exercise of such warrants); (ii) 2,891,111 shares of Common Stock issuable upon the conversion of the Company's 5% Convertible Debentures (the "Debentures"); (iii) 76,993 shares of Common Stock underlying Common Stock Purchase Warrants issued to Trautman Kramer & Company, Inc. as partial compensation in connection with the Company's private placement of the Warrants and (iv) 182,140 shares of Common Stock underlying Common Stock Purchase Warrants issued to Trautman Kramer & Company, Inc. as partial compensation in connection with the Company's private placement of the Debentures. The number of shares of Common Stock issuable upon exercise of the Warrants is subject to adjustment in certain events. The number of shares shown as issuable upon the conversion of the Debentures and to be offered for sale is based on the number of shares to be registered according to the agreements with the debentureholders. The actual number of shares to be issued on conversion and to be offered for sale will be different depending on the conversion price as defined in the Debentures. See "Recent Developments - Sale of Debentures."


                     ---------------------------------------


THE SECURITIES OFFERED HEREBY INVOLVE A HIGH DEGREE OF RISK AND SUBSTANTIAL DILUTION. SEE "RISK FACTORS" ON PAGE 11 FOR INFORMATION THAT SHOULD BE CONSIDERED BY PROSPECTIVE INVESTORS


                     ---------------------------------------

The Company will not receive any of the proceeds from the sale of shares of Common Stock. The Registration Statement of which this Prospectus forms a part is being filed pursuant to the terms of certain agreements between the Company and the Selling Stockholders.

The Selling Stockholders have advised the Company that they or the Transferees may sell, directly or through brokers, all or a portion of the securities offered hereby in negotiated transactions or in one or more transactions in the market at the price prevailing at the time of sale. In connection with such sales, the Selling Stockholders, the Transferees and any participating broker may be deemed to be "underwriters" of the Common Stock within the meaning of the Securities Act of 1933, as amended (the "Securities Act"). It is anticipated that usual and customary brokerage fees will be paid by the Selling Stockholders or Transferees in all open market transactions. The Company will pay all other expenses of this Offering. See "Plan of Distribution."

The Company has informed the Selling Stockholders that the anti-manipulation provisions of Regulation M under the Securities Exchange Act of 1934, as amended (the "Exchange Act") may apply to the sales of their shares offered hereby. The Company also has advised the Selling Stockholders of the requirement for delivery of this Prospectus in connection with any sale of the shares offered hereby. Certain Selling Stockholders may from time to time purchase shares of Common Stock in the open market. The Selling Stockholders have been notified that they should not commence any distribution of shares of Common Stock unless they have terminated their purchasing and bidding for Common Stock in the open market as provided in applicable securities regulations.


The Common Stock is listed and traded on The Nasdaq SmallCap Market(SM) under symbol "CTEK." The closing price of the Common Stock on October 21, 1997 was $4 31/64 per share.


THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


                The date of this Prospectus is October ___, 1997.

                              AVAILABLE INFORMATION

The Company is subject to the informational requirements of the Exchange Act, and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information concerning the Company can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C., 20549, and at the Commission's Regional Offices at the 13th Floor, World Trade Center, New York, New York, 10048; and 500 West Madison Street, Suite 1400, Chicago, Illinois, 60661. Copies of such material can be obtained upon written request addressed to the Commission, Public Reference Section, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The Commission maintains a Web site at http://www.sec.gov that also contains such material regarding the registrant. Such documents filed by the Company can also be inspected at the offices of the American Stock Exchange, 86 Trinity Place, New York, New York, 10006.

The Company has filed with the Commission a registration statement on Form S-3 (herein, together with all amendments and exhibits, referred to as the "Registration Statement") under the Securities Act. This Prospectus does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. For further information, reference is hereby made to the Registration Statement, which may be inspected and copied in the manner and at the sources described above.


                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The following documents filed by the Company with the Commission pursuant to the Exchange Act are incorporated herein by reference:

     (1) The Company's Annual Report on Form 10-KSB for the year ended December 31, 1996;

     (2) The Company's Quarterly Report on Form 10-QSB/A for the quarter ended March 31, 1997 and on Form 10-QSB for the quarter ended June 30, 1997;

     (3) The description of the Company's Common Stock contained in the Company's Registration Statement on Form 8-A (File No. 0-20701), declared effective on July 2, 1996, by which the Company's shares of Common Stock were registered under Section 12 of the Exchange Act and any other amendments or reports filed for the purpose of updating such description.


     (4)  The Company's Current Report on Form 8-K of October _____, 1997.


All documents filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering of the shares of Common Stock shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the date of filing of such documents.

Any statement contained herein or in a document incorporated or deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained in any subsequently filed document which is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

The Company will provide, without charge, to each person to whom a copy of this Prospectus is delivered, on the written or oral request of such person, a copy of any or all of the documents incorporated herein by reference (other than exhibits thereto, unless such exhibits are specifically incorporated by reference into the information that this Prospectus incorporates). Written or telephone requests for such copies should be directed to Compositech Ltd., 120 Ricefield Lane, Hauppauge, NY 11788, Attention: Investor Relations. Telephone:
(516) 436-5200.

             IMPORTANT FACTORS REGARDING FORWARD-LOOKING STATEMENTS


Certain of the statements set forth under the captions "Prospectus Summary", "Recent Developments - Canadian Joint Venture", "Risk Factors" and "Use of Proceeds" and set forth elsewhere in this Prospectus constitute "Forward Looking Statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, which are intended to be covered by the safe harbors from liability created thereby. All such forward looking statements involve risks and uncertainties. As a result, there can be no assurance that the forward looking statements in this Prospectus will prove to be accurate. In light of the significant uncertainties inherent in the forward looking statements included herein, the inclusion of such information should not be regarded as a representation by the Company or any other person that the objectives and plans of the Company will be achieved.

                               PROSPECTUS SUMMARY

This summary is qualified in its entirety by the information included elsewhere in this Prospectus and the detailed information and financial statements appearing in the documents incorporated in this Prospectus by reference.

The Company


Compositech Ltd. (the "Company" or "Compositech") was founded in 1984 by Jonas Medney and Fred Klimpl, its Chairman and President, respectively, to develop and market innovative superior copper-clad fiberglass epoxy laminates used to make printed circuit boards required by the electronics industry. The Company was incorporated in the State of New York on June 13, 1984 and was merged into a newly formed Delaware corporation on January 29, 1988. The primary innovation of Compositech was to replace the fiberglass cloth component of the laminate with a more modern and structurally efficient fiberglass core resulting from a uniform, orthogonally layered construction. The Company has received grants of 25 patents covering its products, processes and apparatus, including five in the United States, and has submitted eight additional patent applications. The most recent patents granted were three in Japan and one in Hong Kong. The Company has been a development stage company through 1996. Based on the level of production and sales anticipated for 1997, the Company has concluded it is no longer in the development stage as of January 1, 1997. Based on its own benchmark testing and evaluations by customers and other potential users, the Company believes that it has succeeded in developing a laminate that is superior to competitive copper-clad fiberglass epoxy laminates.


On July 9, 1996, the Company received net proceeds of approximately $9.9 million from its initial public offering ("IPO"). Approximately $4.3 million was used to reduce debt substantially and pay accrued interest. The Company used the remaining proceeds to add production modules to its existing equipment and for working capital.

The Company's innovative laminates are produced using proprietary processes and machinery, designed by the Company's engineering staff. The patents on the laminates, processes and apparatus are supplemented with other proprietary technology unprotected by patents and considered by the Company to be of substantial value.


Compositech's laminate construction is structurally more efficient than competitive copper-clad fiberglass epoxy laminates designated "FR-4", which is the industry standard, resulting in enhanced smoothness and greater dimensional stability. The Company believes, based on results of customers' evaluations, that its improved products can economically replace the fiberglass woven cloth epoxy laminates currently used in the electronics industry. According to the Institute for Interconnecting and Packaging Electronic Circuits (the "IPC"), this market exceeded $2.9 billion in 1996.


The Company successfully constructed, debugged and operated its first pilot plant production equipment for laminates with a panel size of 24" x 24" in 1991. In 1991 and 1992, Compositech recruited an initial sales staff to develop the market potential of its product, continued refining its product and designing its production equipment to manufacture laminates with a panel size of 36" x 48" and initiated a sampling program targeted at major potential customers. In 1994, the Company started up and began debugging its first production module to manufacture 36" x 48" laminates and, in 1995 and 1996, produced laminates on this equipment in limited quantities for the purpose of making modifications to the production processes constituting the module and reformulating the laminates produced by the module. In the last quarter of 1996, the Company began installation of advanced production equipment which is now operational. The current capacity of the production equipment is approximately 95,000 square feet a month. In January 1998, when additional production equipment and other enhancements bought with the proceeds of the convertible debentures become operational, it is anticipated that the capacity will be initially about 325,000 square feet a month. The foregoing capacities enable the Company to produce in commercial quantities.

The printed circuit board industry generally operates on a "just-in-time" ordering basis. While the Company does not have a significant backlog of orders, based on discussions with customers and potential customers, the Company projects that sales for 1997 will be approximately $1.1 million and for 1998 approximately $18 million. The foregoing represent projected sales dependent on future events. The Company can not ensure that it will achieve these sales. See "Risk Factors".


Industry Overview

Initially, most circuit boards had circuits (traces) on one or two sides. In the last ten years, rapid technological advances in both semiconductor design and fabrication techniques have placed significant demands on the performance of printed circuit boards. Greater circuit density, complexity and miniaturization have increased demand for more sophisticated printed circuit boards. In response to this demand, multilayer printed circuit boards were developed which incorporate multiple layers of metallic traces. The several layers of circuitry are aligned and bonded together in a stack to form a multilayer board with both horizontal and vertical electrical interconnections. Further circuit board sophistication is currently being achieved by decreasing the width and separation of the traces, drilling and plating smaller holes to connect the internal trace layers and precisely situating the traces and pads on the board surface to accommodate surface mount components.

These trends in the printed circuit board industry have placed increasingly rigorous demands on the electrical, thermal, chemical and mechanical properties of laminates. Mechanical properties must be increasingly more uniform and tightly controlled in order to align the various layers in a multilayer printed circuit board. Electrical properties of laminates must be highly consistent and predictable in order to avoid circuit timing malfunctions. Thermal stability is also critical for attaching the components and for dense, high speed systems, because of the heat generated.

Compositech's technology is targeted at the fiberglass laminate segment of the laminate industry. According to the IPC, in 1996 the single- and double-sided laminate market was approximately $1.2 billion and the multilayer/high performance laminate market was approximately $1.7 billion, totaling $2.9 billion. In these two segments, the United States' share was approximately $790 million reflecting a growth rate of 20%.

Products

Printed Circuit Board Laminates. Printed circuit boards are the basic platforms used to interconnect the microprocessors, integrated circuits and other components essential to the functioning of electronic products. They consist of a pattern of electrical circuitry resulting from etching copper foil laminated to a composite made of insulating materials usually comprised of fiberglass and epoxy. The laminate itself, therefore, is the copper-clad, fiberglass and epoxy core from which printed circuit boards are produced.

Compositech's Laminates. CL200+ is the introductory Compositech laminate. This laminate uses the same basic raw materials as conventional laminates: fiberglass yarn, epoxy resin and copper foil. Compositech combines these materials into a unique, more efficient laminate. Conventional laminates are made from woven fiberglass cloth in which the yarn is twisted and crimped in the weaving process. The resultant weave pattern is impressed into the copper foil, thereby roughening the surface of the laminate. In the construction of Compositech's laminates, the filaments of fiberglass are not twisted but are wound in orthogonal layers of flat, continuous parallel filaments. This construction creates the enhanced smoothness and improved dimensional stability of Compositech's laminates.


High processing temperature tolerance is necessary for soldering components to circuit boards. CL200+ uses a proprietary epoxy resin formulation that, according to Company tests, results in a thermal rating over 200(degree)C, principally because of the formulation, which is generally 20(degree)C to 80(degree)C higher than other copper-clad fiberglass epoxy laminates. Certain laminates produced from materials other than fiberglass epoxy, addressing a small, higher cost end of the market, have thermal ratings which equal or exceed those of the Company's introductory CL200+ laminates.


Management believes that the benefits of Compositech's laminates should enable the printed circuit board industry to:

     o    Decrease costs through  reducing waste in the  manufacture of existing
          boards  because  the  improved  dimensional   stability,   temperature
          tolerances and enhanced smoothness increase manufacturers' yields.

     o Accelerate the development of new products requiring denser circuitry by permitting finer lines and smaller pads. A pad is a portion of a conductive pattern which is usually, but not exclusively, used for the connection and/or attachment of components.

Compositech's Strategy

The Company's objective is to be the leading manufacturer of copper-clad fiberglass epoxy laminates for electronics equipment. The Company expects to achieve this position through the effective exploitation of its patented and proprietary products and processes.

Management has targeted the $1.7 billion multilayer laminate market sector for its initial sales efforts to establish its laminates as the leading-edge technology for current and future economical production of printed circuit boards.

Management believes that the strategic value of the Company's products to its prospective customers is to enable them economically to produce increasingly sophisticated circuit boards in a shorter time cycle. This combination of benefits is a basic element of Compositech's product technology thrust.

The Company has patented and developed a flexible manufacturing process that it believes can be exceptionally responsive to the ever-changing product iterations required by the rapid introduction of new designs into the electronics market. The manufacturing capacity can be expanded incrementally in response to increased market demand.

Management believes that the Company's technology has global potential. According to IPC data, approximately 70 percent of the world laminate market is outside of North America. The Company plans to export its products and form strategic alliances to manufacture and market its laminates internationally.


The  foregoing  strategic  objectives  represent   anticipated   accomplishments
dependent on future events. As in the case of all forward looking statements, the Company can not ensure that it will achieve these goals.


Marketing and Customers


The Company's marketing efforts are directed to establishing good working relations with leading-edge producers of circuit boards. According to the IPC, there are over 670 manufacturers of printed circuit boards in North America with 18 companies comprising over one-third of the market. The Company has sold its laminates principally on a test basis to a select group of these companies considered to be the key companies for Compositech's growth. During the past three years, Compositech has encouraged benchmark comparisons of its laminates with current laminates which have included qualities such as dimensional stability, smoothness, flatness and thermal processing. In virtually all of these evaluations, CL200+ has proven superior to current laminates. These results have led several manufacturers to begin to use CL200+ for current production applications, but such use has been limited by the Company's inability to supply laminates in large quantities because of working capital and production constraints. Recently, sales have been affected by delays in customers' programs for which Compositech's laminates had been qualified. These companies, part of the 18 companies mentioned above, include AMP Incorporated ("AMP"), VIASYSTEMS Technologies Corp., successor to Lucent Technologies, Inc. (formerly part of AT&T Corp.), HADCO Corporation, Merix Corporation and North American Printed Circuits (a division of TYCO International Ltd.). Customers benefit from increased production yield primarily by reducing waste caused by circuitry misalignment.


Compositech's laminates are designed and have proven to be directly substitutable for conventional laminates in the circuit board production process as demonstrated by their use in production by customers. This compatibility enables the circuit board manufacturer to substitute Compositech's laminates without the need for additional equipment or new process technology.

The Company markets to circuit board manufacturers in the United States and Canada with its own direct sales force recently supplemented by two independent sales representatives. The Company's own sales force currently consists of its President, its Vice President of Sales and a marketing assistant. The Company plans to use additional independent sales representatives and distributors to expand sales.

Although the Company does not believe that ultimately its business will be dependent upon a single customer, in view of limited production capacity the Company currently is focusing its efforts on a number of select accounts. In 1996, HADCO Corporation and Merix Corporation represented 50.8% and 46.4% respectively, of the Company's net sales. The printed circuit board industry generally follows a "just-in-time" strategy by purchasing laminates only as they are required for production runs. Accordingly, the Company currently does not have a significant backlog of sales commitments as the orders are matched to the Company's present production capacity. The Company expects the backlog to increase in relation to its planned production expansion.

                         ------------------------------

The Company's offices are at 120 Ricefield Lane, Hauppauge, New York 11788 and its telephone number is (516) 436-5200.

                               RECENT DEVELOPMENTS

Sale of Convertible Debentures


From May 28  through  August  5,  1997,  the  Company  issued  $6,505,000  of 5%
Convertible Debentures (the "Debentures") in a private placement for which the Company received net proceeds of approximately $5,900,000. The Debentures were issued to provide funds to obtain additional production equipment and for working capital. Interest is payable quarterly. The Debentures are due May 31, 2000 and are partially collateralized either by the equipment to be obtained with the proceeds or certain existing production equipment. The Debentures are convertible into shares of Common Stock commencing August 26, 1997 at the lesser of (i) $6.00 per share or (ii) (a) from August 26, 1997 to November 24, 1997, 85% and (b) from November 25, 1997 to maturity, 80%, of the closing bid price of the Common Stock as reported on The Nasdaq SmallCap Market(SM) for the five trading days prior to the date of conversion. The Company may repurchase any of the individual Debentures at a 25% premium if the closing bid price of the Common Stock is less than $4.00 for any two days out of a five day trading period. Trautman Kramer & Company Inc., the placement agent, received warrants to buy 182,140 shares of the Company's Common Stock at $6.00 per share as partial compensation in connection with the sale of Debentures.

Based on a recent SEC  pronouncement,  due to the  difference  between  the fair market value of the Common Stock on the dates the Debentures were sold and the earliest discounted conversion price, the Company recognized a deferred financing cost of $ 114,000 in the second quarter of 1997 and will recognize $861,750 of such costs in the third quarter of 1997. The deferred financing cost is being amortized over the periods from issuance to August 26, 1997, the date on which the Debentures become convertible.


Canadian Joint Venture


On October 16, 1997, the Company closed its previously announced transaction with four Quebec institutional investors (collectively, the " Quebec Investors") to form a 50/50 joint venture for the establishment of a plant in the greater Montreal area to manufacture Compositech's laminates. The investor group is comprised of four institutional investors: Societe Generale de Financement du Quebec, Fonds de solidarite des travailleurs du Quebec (F.T.Q.), Societe Innovatech du Grand Montreal and Fonds regional de solidarite Ile de Montreal. The project cost is estimated to be approximately $24.5 million with an initial capitalization by the parties of approximately $11 million with the balance to be in debt financing for which firm commitments have been obtained from the National Bank of Canada and governmental agencies. The Company's approximately

$5.4 million capital investment in the joint venture was funded by the Quebec Investors purchasing 1,066,192 shares of the Company's Common Stock at $5.09 per share (representing the weighted average closing price for the 60 day trading period ending two days before the closing.) The Quebec Investors have an option to sell their 50% interest in the joint venture to the Company for a like number of shares and, under certain circumstances, the Company has an option to purchase the interest for the same number of shares. The plant is planned to start production late in 1998 with an anticipated annual production capacity of approximately 10 million square feet.


                                  THE OFFERING



Securities Offered.................3,960,720  shares of Common Stock,  par value
                                   $0.01 per share, offered by the Selling Stockholders.(1) (2) (3)

Common Stock Outstanding
      prior to the Offering........7,236,631 shares as of October 23, 1997.(4)


Plan of Distribution...............The Common Stock  offered  hereby may be sold from time to time in one or more transactions at market prices prevailing at the time of the sale, at prices related to such prevailing market prices or at negotiated prices.

Use of Proceeds....................The  Company  will  not  receive  any  of the proceeds from the sale of the shares of Common Stock offered hereby. The proceeds, if any, from the exercise of Warrants will be used for working capital and general corporate purposes.

Symbol for Common Stock............CTEK

                         ------------------------------


(1)  Includes 1,053,109 shares of Common Stock underlying warrants.

(2)  Includes 2,891,111 shares of Common Stock underlying the Debentures.

(3) Includes 16,500 shares of Common Stock resulting from warrant exercises in September 1997.

(4) Does not include 4,026,683 shares issuable upon exercise of outstanding options and warrants at a weighted exercise price of $6.20 per share and the outstanding shares of Series A Convertible Preferred Stock, which are convertible into 307,077 shares of Common Stock at the option of the stockholders

                                  RISK FACTORS

An investment in the Securities offered hereby is speculative and involves a high degree of risk. In analyzing the offering, prospective investors should read this entire Prospectus and the information incorporated herein by reference and carefully consider the following risk factors in addition to the other information set forth elsewhere in this Prospectus.

Development Stage Company Until December 31, 1996; Ability to Continue as Going Concern; Uncertainty of Future Financial Results


The Company has been a development stage company through December 31, 1996 and has had limited revenues from the sale of laminates, has incurred significant losses and has had substantial negative cash flow since its inception. As of December 31, 1996, the Company had an accumulated deficit of $20,573,767 and as of June 30, 1997, an accumulated deficit of $23,364,701. The Company's independent auditors have included an explanatory paragraph in their report covering the December 31, 1996 financial statements, which expresses substantial doubt about the Company's ability to continue as a going concern. As of September 30, 1997, the Company had approximately $2.6 million of available cash resources which the Company believes will be necessary to meet its cash needs for operations and equipment purchases for the remainder of its fiscal year. However, the Company will require additional financing thereafter to cover operating expenses and expenditures for additional production equipment until revenues from operations are sufficient for these purposes. The Company expects significant operating losses to continue in 1997. There can be no assurance that the Company will successfully complete expansion of its production equipment, achieve broad commercial acceptance of its product or generate sufficient revenues to achieve profitable operations.


Need for Additional Financing


The Company's available funds, without giving effect to alternative sources of revenue, may not be sufficient to raise the Company's production level to profitability or provide sufficient working capital for expansion of sales. The Company recently closed a private placement of convertible debentures of $6,505,000. See "Recent Developments." The net proceeds of the debentures were approximately $5.9 million of which approximately $2.5 million was to be used for the purchase of equipment and $3.4 million was to be used for working capital and general corporate purposes. The preceding allocations are subject to change based upon actual rather than estimated expenses as well as changes in business conditions and plans. The Company will need additional financing for increasing operations in 1998. Such additional financing may be raised through additional equity offerings, joint ventures or other collaborative relationships, borrowings or other financings. There can be no assurance that additional financing will be sufficient and available or, if it is available, that it will be available on acceptable terms. If additional funds are raised through the issuance of equity securities or securities convertible into equities, the percentage ownership of then current stockholders of the Company will be reduced and such securities may have rights, preferences or privileges senior to those of the holders of Common Stock. If adequate funds are not available to satisfy either short-term or long-term capital requirements, the Company may be required to limit its operations significantly.

Liens on Assets and Patents

Notes payable to stockholders of $100,000 due January 2, 1999 (as extended) and notes payable to stockholders/directors/officers in the amount of $675,000 due March 31, 1998 (as extended) are collateralized by a second lien on U.S. Patents and Patent Applications. Notes payable to stockholders/directors/officers in the amount of $745,000 are collateralized by a first lien on the Company's patents, patent applications and certain production equipment. In connection with the issuance of 5% Convertible Debentures (the "Debentures"), the Company granted security interests as follows: Debentures in the amount of $2 million are collateralized by certain existing production equipment (two vacuum molding presses and one winding machine) and Debentures in the amount of $4,255,000 are partly collaterialized by capital equipment being bought with the proceeds of the Debentures. The Company intends to ask the holders of the notes due March 31, 1998 to further extend the due date until sufficient funds are available for payment from cash flows or refinancing. If there is a default under the Debentures or the notes, the Company could lose all or most of its patents and equipment thus causing it to cease operations.


Competition

The laminate manufacturing business is highly competitive. The Company's competitors include major corporations, such as General Electric Company and AlliedSignal Inc., which have substantial financial, marketing and technical resources. In 1994, the Company granted patent immunity on its product patents to AMP and Akzo Electronics Products NV, which, at the time, were operating a joint venture which was developing a new process to make linear laminates. The Company may need to raise substantial additional resources to compete effectively. There is no assurance that the Company will be able to compete successfully in the future.

Management of Growth

The Company intends to expand significantly its overall level of operations. Any such expansion, however, is expected to strain the Company's management, technical, financial and other resources. To manage growth effectively, the Company must add manufacturing capacity and additional personnel while maintaining a high level of quality and achieving good manufacturing efficiency and while expanding, training and managing its employee base. The Company's failure to add capacity and manage growth effectively could have a material adverse effect on the Company's business, financial condition and results of operations.

Reliance Upon Key Personnel

The Company believes that its success will depend to a significant extent upon the efforts of its senior management, in particular Jonas Medney, its Chairman and Chief Executive Officer, and Fred E. Klimpl, its President and Chief Marketing Officer, who together invented its technology and founded the Company. The Company maintains and is the beneficiary of $2 million key person life insurance policies on each of Messrs. Medney and Klimpl. The loss or unavailability of either Mr. Medney or Mr. Klimpl or other senior management could have a material adverse effect on the Company's business, financial condition and results of operations.

Dependence on Single Manufacturing Facility


The Company's current laminate manufacturing operations are centralized in one building in Hauppauge, New York, although the joint venture in Montreal plans to build an additional larger plant in Montreal. See "Recent Developments". Because the Company currently does not operate multiple facilities in different geographic areas, a disruption of the Company's manufacturing operations resulting from sustained process abnormalities, human error, government intervention or a natural disaster such as fire, earthquake or flood could cause the Company to cease or limit its manufacturing operations and consequently have a material adverse effect on the Company's business, financial condition and results of operations.


Uncertainty of Production Quality and Production Costs; Process Disruption

The Company has had limited experience in producing laminates on its first production-scale module. The Company recently added production modules to achieve higher quantity levels and economies of scale. This expansion is the first production-scale expansion undertaken by the Company, and consequently no assurances can be made that the Company's production facilities will meet the Company's production targets in a timely way or that the resultant product will meet the high commercial standard needed for successful market penetration. Furthermore, the expanded production facilities may not be able to provide adequate efficiencies and produce high yields. In addition, the costs of production may not be as low as management expects, in which case the Company may not achieve profitable operations. The Company's business involves highly complex manufacturing processes which are subject to disruption. Process disruptions have occurred, resulting in delays in product shipments. Process disruptions were due to machine breakdowns, lack of adequate interior atmospheric control of temperature and humidity, electric utility power failures, problems of breaking in an expanded workforce, contamination generated during installation of equipment and development of processes, and defective incoming copper foil. There can be no assurance that disruptions will not occur in the future. The loss of revenue and earnings to the Company from such a disruption could have a materially adverse effect on its results of operations.

Significant Customers

Due to limited productive capacity, the Company has been focusing its efforts on a few select accounts. During 1996, HADCO Corporation and Merix Corporation accounted for 50.8% and 46.4%, respectively, of sales. Loss of these customers could have a material adverse effect on the Company's business.

Technological Change

The Company's laminates are used in the electronic printed circuit board industry which could encounter competition from new technologies in the future and reduce the number of circuit boards required in electronic equipment or render existing interconnect technology less competitive or obsolete.

Availability of Materials; Price Fluctuations of Raw Materials; Dependence Upon Third-Party Supplier

Raw materials used by the Company to produce laminates are purchased by the Company and in certain circumstances the Company bears the risk of price fluctuations. In addition, shortages of and defects in certain types of materials have occurred in the past and may occur in the future. The Company has recently experienced defects in incoming copper foil used to make laminates. The Company has obtained an alternate source of supply and also has explored solutions with the previous supplier. Future shortages, defects or price fluctuations in raw materials could have a material adverse effect on the Company's business, financial condition and results of operations. Owens Corning a major fiberglass manufacturer, has developed and continues to develop products to meet the Company's processing and product requirements. Should this manufacturer not continue supplying the Company's quality and quantity needs, the Company would have to secure another supplier. Such event could have a material adverse effect on the Company's ability to supply customers and could reduce expected sales and increase the costs of manufacture. No assurances can be given that an alternative supplier could meet the Company's quality and quantity needs on satisfactory terms.

Patents and Intellectual Property Protection

The Company believes that its patent estate and its know-how are important for the protection of its technology. No assurance can be given that any patents issued to the Company will not be challenged, invalidated or circumvented or that such patents will provide substantial protection with respect to the Company's product, process or competitive position. In addition, certain proprietary information which is considered to be of substantial value is not covered by patents and, along with the Company's other intellectual property, is subject to misappropriation or obsolescence. In addition, the Company has granted certain immunities on its product patents to potential competitors of the Company, AMP and Akzo Electronics Products NV. The Company, under a license, has granted HT Troplast AG ("HT"), a principal stockholder of the Company, the exclusive right to produce and market Compositech's laminates in Europe, the countries of the former Soviet Union and Turkey. HT has exited the laminate business and no longer pursues an active role therein. However, the license remains in effect and can only be assigned to entities in which HT's ultimate parent company, Veba AG, has directly or indirectly an over 50% interest. Pursuant to the agreement, the Company has the obligation to sell only through HT in such territories.


Environmental Compliance

The Company uses copper and chemicals in its manufacturing process and limited amounts of solvents for the sole purpose of cleaning its equipment. Although the Company believes that its facility complies in all material respects with existing environmental laws and regulations, there can be no assurance that violations will not occur. In the event of any future violations of environmental law and regulations, the Company could be held liable for damages and for the cost of remedial actions. In addition, environmental laws could become more stringent over time, imposing greater compliance costs and increasing risks and penalties associated with a violation.

Control by Existing Stockholders


As of October 23, 1997, officers, directors and other significant stockholders of the Company owned approximately 55% of the Company's Common Stock and voting preferred stock, including stock options and warrants exercisable within 60 days. It is expected that these stockholders will continue to control the management and policies of the Company, including, without limitation, the power to elect and remove a majority of directors of the Company and the power to approve any action requiring common stockholder approval. In addition, some of these officers, directors and other stockholders, in connection with certain outstanding loans, have a security interest in the Company's manufacturing equipment and all of the Company's patents and patent applications or in the Company's U.S. patents and patent applications.


Certain Restrictive Charter and Bylaw Provisions

The Company's Certificate of Incorporation and Bylaws empower the Board of Directors, without approval of the stockholders, to issue shares of preferred stock and to fix the rights and preferences thereof, and to prohibit stockholders of the Company from calling a special meeting unless requested by at least a majority of the outstanding voting shares. The certificate does not provide for cumulative voting for election of directors. In addition, the Bylaws of the Company provide that while the removal of a director or the entire board of directors, with or without cause, may be accomplished by the holders of the majority of shares entitled to vote, any director designated by HT may only so be removed for cause. These provisions could have the effect of deterring unsolicited takeovers or other business combinations or delaying or preventing changes in control or management of the Company, including transactions in which stockholders might otherwise receive a premium for the securities over then-current market prices. In addition, these provisions may limit the ability of stockholders to approve transactions that they may deem to be in their best interests.

Possible Depressive Effect of Future Sales of Common Stock; Registration Rights


Immediately following this Offering, there would be an aggregate of 11,180,851 shares of Common Stock outstanding, if the amount of shares being registered herewith are issued. However, the amount of shares to be issued could be more or less depending on the conversion price (as defined in the debentures) on the dates of conversion. In addition, an aggregate of 4,026,683 shares of Common Stock will be issuable pursuant to outstanding warrants and options and 307,077 shares will be issuable upon the conversion of Series A Convertible Preferred Stock. Subject to restrictions on transfer referred to below, shares of Common Stock issued by the Company in private transactions, are treated as "restricted securities" as defined under the Securities Act and in the future may be sold in compliance with Rule 144 under the Securities Act or pursuant to a registration statement filed under the Securities Act. As of October 23, 1997, 1,980,115 shares (including shares which may be acquired upon conversion of Series A Convertible Preferred Stock) are eligible for sale under Rule 144 subject to the restrictions on transfer agreed to between certain stockholders and the Representative of the Underwriters in the Company's Initial Public Offering, as set forth below. In addition, 286,500 shares (including shares which may be acquired upon conversion of Series A Convertible Preferred Stock and exercise of outstanding warrants), are entitled, subject to certain restrictions, to include their shares in any registration of securities by the Company (subject to the restrictions on transfer set forth below). Rule 144 generally provides that a person holding restricted securities for a period of one year may sell every three months in brokerage transactions or market-maker transactions an amount equal to the greater of (i) one percent (1%) of the Company's issued and outstanding Common Stock or (ii) the average weekly trading volume of the Common Stock during the four calendar weeks prior to such sale. Rule 144 also permits, under certain circumstances, the sale of shares without any quantity limitation by a person who is not an affiliate of the Company and who has satisfied a two-year holding period. The sale of substantial numbers of such shares, whether pursuant to Rule 144 or pursuant to a registration statement, may have a depressive effect on the market price of the Securities. However, (i) the Company's directors, executive officers and certain principal stockholders, holding 3,947,427 shares of Common Stock (assuming conversion of Series A Convertible Preferred Stock), in the aggregate, have agreed not to sell, assign or transfer any of their shares until July 2, 1998, (ii) three holders of an aggregate of 158,080 shares of Common Stock have agreed not to sell, assign or transfer any of their shares until July 2, 1998 without the prior written consent of the Company, and (iii) 85 of the Company's other holders of Common Stock (or Series A Convertible Preferred Stock convertible into Common Stock) holding 581,784 shares of Common Stock (assuming conversion of Series A Convertible Preferred Stock) have agreed not to sell, assign or transfer any of their securities until January 2, 1998, without the prior written consent of the Representative.


Quotation of Securities on The Nasdaq SmallCap Market(SM); Possible Loss of Quotation of Securities

The Company's Common Stock and Redeemable Common Stock Warrants are quoted on The Nasdaq SmallCap Market(SM). However, there can be no assurance that a liquid and active trading market will be sustained. In addition, there can be no assurance that the Company will continue to meet the maintenance criteria for continued listing of the Common Stock and the Warrants on The Nasdaq SmallCap Market(SM). The minimum listing requirements for The Nasdaq SmallCap Market(SM) include, among other criteria, assets of at least $2.0 million, capital and surplus of at least $1.0 million, and a minimum bid price per share of $1.00 or, alternatively, a market value of the public float of $1.0 million and $2.0 million in capital and surplus. In addition, continued inclusion on The Nasdaq SmallCap Market(SM) requires two market makers. Furthermore, The Nasdaq SmallCap Market(SM) listing and maintenance criteria may become more stringent over time and thus more difficult for the Company to meet. Failure to meet the maintenance criteria may result in the discontinuance of the inclusion of the Common Stock and the Warrants in The Nasdaq SmallCap Market(SM). In such event, trading, if any, in the Common Stock and the Warrants may continue to be conducted in non-Nasdaq over-the-counter markets and investors may find it more difficult to dispose of, or to obtain accurate quotations as to the price of, the Common Stock and the Warrants. The Common Stock would then be subject to the risk that it could become characterized as low-priced or "penny stock," which characterization could severely affect market liquidity.

Penny Stock Regulation

Broker-dealer practices in connection with transactions in "penny stocks" are regulated by certain penny stock rules adopted by the Securities and Exchange Commission. Penny stocks generally are equity securities with a price of less than $5.00 (other than securities registered on certain national securities exchanges or quoted on the Nasdaq system, provided that current price and volume information with respect to transactions in such securities is provided by the exchange or system). The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document that provides information about penny stocks and the risks in the penny stock market. The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction, and monthly account statements showing the market value of each penny stock held in the customer's account. In addition, the penny stock rules generally require that prior to a transaction in a penny stock the broker-dealer make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction. These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for a stock that becomes subject to the penny stock rules. If the Securities become subject to the penny stock rules, investors in this Offering may find it more difficult to sell their Securities.

                                 USE OF PROCEEDS

The Company will not receive any proceeds resulting from the sale of the shares of Common Stock by the Selling Stockholders. See "Selling Stockholders."


The Warrants except for the Warrants held by Trautman Kramer & Company Inc. entitle the holder to purchase one share of Common Stock from the Company at an exercise price of $3.00 per share. The Warrants held by Trautman Kramer &
Company, Inc. have an exercise price of $3.96 per share. The Common Stock Purchase Warrants received by Trautman Kramer & Company, Inc. in connection with the Debentures have an exercise price of $6.00 per share. The Warrants have to be exercised to purchase shares of Common Stock prior to the resale of the Common Stock offered by the Selling Stockholder pursuant to this offering. The exercise of all the foregoing warrants would result in total gross proceeds to the Company of $3,779,660. In the event that any of the Warrants are exercised in the future, net cash proceeds to the Company would be used for working capital or general corporate purposes. Whether, how and to what extent any Warrants will be exercised cannot be predicted by the Company.

                              SELLING STOCKHOLDERS

The following table sets forth certain information concerning the number of shares of Common Stock offered hereby by each of the Selling Stockholders and as adjusted to reflect the ownership of shares of Common Stock after the offering, assuming all of the shares being offered are sold. The number of shares of Common Stock shown as securities owned prior to the offering for the debentures and as shares to be offered is based on the number of shares to be registered according to the agreements with the debentureholders. The actual number of shares to be issued on conversion and to be offered for sale will be different depending on the conversion price as defined in the debentures. See "Recent Developments - Sale of Convertible Debentures." The footnotes to the Selling Stockholder table below indicates those Selling Stockholders which disclosed to the Company their ultimate control persons pursuant to filings under the Exchange Act.

                                          Securities Owned Prior to the Offering                              Shares Owned after
                                                          (1)                                                  the Offering (1)
                                         ----------------------------------------                            --------------------
                                          Common        Warrants       Debentures         Shares to
   Name of Selling Stockholder             Stock          (2)             (3)             be Offered           Shares        %
   ---------------------------           ---------     ---------       ----------         ----------         ---------   --------
Warrants
--------

Joseph & Diana Anzollitto                                  4,125                              4,125

Jan Arnett                                                12,375                             12,375

Artform NV
c/o Robert Kleinschmidt                                   16,500                             16,500

Richard H. Bailey (4)                       14,833         4,500                              4,500             14,833      *

Amy Baratz (4)                              10,000         2,500                              2,500             10,000      *

Mark Barbera IRA, Oppenheimer &
Co. Custodian                                9,700         8,250                              8,250              9,700      *

Vincent Barbera                              4,000         8,250                              8,250              4,000      *

Richard Beard                                8,000         8,250                              8,250              8,000      *

Steven Beck                                                4,125                              4,125

Winslow Bennett                             10,000         8,250                              8,250             10,000      *

Sidney Berger                                2,000         8,250                              8,250              2,000      *

Michael Bevilacqua                                         4,125                              4,125


Paul Bloustein (5)                         107,650                                            8,250             99,400      *


Richard Bogen                                3,000         4,125                              4,125              3,000      *

Alex Booth Jr.                               7,000         4,125                              4,125              7,000      *

Michael Braverman                                          2,475                              2,475

Robert Bray (4)                              2,000         1,650                              1,650              2,000      *

                                          Securities Owned Prior to the Offering                              Shares Owned after
                                                          (1)                                                  the Offering (1)
                                         ----------------------------------------                            --------------------
                                          Common        Warrants       Debentures         Shares to
   Name of Selling Stockholder             Stock          (2)             (3)             be Offered           Shares        %
   ---------------------------           ---------     ---------       ----------         ----------         ---------   --------
John Broome                                 15,000        16,500                             16,500             15,000      *

Marc Cannon                                                8,250                              8,250

Kethe A. Cicconi IRA,
Oppenheimer & Co. Custodian                  2,200         8,250                              8,250              2,200      *

John Cornell                                               4,125                              4,125

Robert Corwell (4)                          10,000         9,000                              9,000             10,000      *

Michael Dinstein                                           4,500                              4,500

Joachim Felten                                             9,000                              9,000

Albert I. Feuerstein                                       4,500                              4,500

Donaldson, Lufkin & Jenrette FBO
Alexander Fisher (4)                         3,333         9,000                              9,000              3,333      *

Rose Free Trust,
John U. Free Jr. Trustee                    19,200         6,600                              6,600             19,200      *

Leonard Fuchs                                3,000         8,250                              8,250              3,000      *

Steven Galack                                             16,500                             16,500


Harvey Glicker (5)                           8,250                                            8,250


Lawrence I. Glickman,
Rev. Trust (4)                               3,000         2,250                              2,250              3,000      *

Mosdos Hachesed                                           33,000                             33,000

Abraham Herbst                              12,500         8,250                              8,250             12,500      *

Jackie Herbst                                2,000        16,500                             16,500              2,000      *

Gerald Hilger                                3,000         4,125                              4,125              3,000      *


Dr. William J. Hoffman                     119,000         4,125                              4,125            119,000    1.0%


HST Partners                                              24,750                             24,750


Willard T. Jackson (6) (7)                 462,000       100,800                            100,800            462,000    4.0%

Dr. H. Michael Jones (8)                    23,000         4,125                              4,125             23,000      *


Michael Kaplan                               4,000         4,125                              4,125              4,000      *


Mayeer Karkowsky                             3,900         4,125                              4,125              3,900      *


Harold Kenter                               30,000         8,250                              8,250             30,000      *


Prudential Securities IRA
FBO Leonard H. King (4) (9)                 15,934        13,500                             13,500             15,934      *

                                          Securities Owned Prior to the Offering                              Shares Owned after
                                                          (1)                                                  the Offering (1)
                                         ----------------------------------------                            --------------------
                                          Common        Warrants       Debentures         Shares to
   Name of Selling Stockholder             Stock          (2)             (3)             be Offered           Shares        %
   ---------------------------           ---------     ---------       ----------         ----------         ---------   --------
Robert Kinney                               12,000         8,250                              8,250             12,000      *

Ira Kirsch                                                 8,250                              8,250


Fred E. Klimpl (6)                         649,323         3,750                              3,750            649,323    5.6%

Prudential Securities
FBO Fred Klimpl (6) (10)                                   9,000                              9,000


Robert Kramer                                2,200         4,125                              4,125              2,200      *


Terry Lance                                141,000         4,125                              4,125            141,000    1.2%


Brian Leader                                 2,500        20,625                             20,625              2,500      *

Michael Leeds (4)                            6,667         9,000                              9,000              6,667      *

Jon Lind                                    15,000        16,500                             16,500             15,000      *

Keith Martin                                               4,125                              4,125

MBCD Partnership,
c/o Chad Dubin                                             4,125                              4,125


Jonas Medney (6)                         1,248,594        19,800                             19,800          1,248,594    10.8%


Thelma Mendel                                5,000         4,125                              4,125              5,000      *

Allen Notowitz                                             8,250                              8,250

Robert Paterno                                             4,125                              4,125

Paul Radziwon                                              8,250                              8,250

Joseph Ratner                                              4,125                              4,125

Michael Reiner                                             4,125                              4,125

Alan Reis                                    4,000         2,063                              2,063              4,000      *

Harold Reis                                                2,063                              2,063

Michael & Philip Rhodes                                    9,000                              9,000


Jules Roma IRA, Oppenheimer &
Co. Custodian (11)                          23,600         8,250                              8,250             23,600      *

Paul Rosenberg (4) (9)                       2,000         1,500                              1,500              2,000      *


Byron Rosenstein                            23,000        16,500                             16,500             23,000      *


Kenneth Rozenberg                                          8,250                              8,250


Rodney Rush                                                4,125                              4,125

Rick Alan Schafer                                         16,500                             16,500

                                          Securities Owned Prior to the Offering                              Shares Owned after
                                                          (1)                                                  the Offering (1)
                                         ----------------------------------------                            --------------------
                                          Common        Warrants       Debentures         Shares to
   Name of Selling Stockholder             Stock          (2)             (3)             be Offered           Shares        %
   ---------------------------           ---------     ---------       ----------         ----------         ---------   --------
Leslie Schupak                                             4,125                              4,125

David Selin                                  8,000         8,250                              8,250              8,000      *

Edward Shrawder                                            4,125                              4,125


Newton Trust Company,
IRA No. 2 FBO Seymour Siegal                               4,500                              4,500


Paul Solomon                                 5,000         5,400                              5,400              5,000      *

Rima Spielman (4)                            5,000         4,500                              4,500              5,000      *

Christopher Stowell                                        8,250                              8,250


Sam Teitelbaum                                             4,125                              4,125


Trautman Kramer &
Company, Inc.                                            259,133                            259,133

Gregory Trautman                                          26,400                             26,400

Lawrence Unger                                             8,250                              8,250

Paula & Larry VonKuster                     16,250         8,250                              8,250             16,250      *

Randy Waldron                               24,000         8,250                              8,250             24,000      *

Richard Weisler                                            4,125                              4,125

Smith Barney
c/f Joseph Williams IRA                                   16,500                             16,500

Wayne & Eunice Williams                     19,600         4,125                              4,125             19,600      *

Samuel Willits                                             8,250                              8,250

Stephen Wolfe                               23,600         4,125                              4,125             23,600      *

Michael Wolfson (4)                         22,667        12,750                             12,750             22,667      *

Jay Ziffer                                   5,000         2,475                              2,475              5,000      *


Debentures
----------
Pyramid Estates Limited (12)                                              888,889           888,889

Shaar Advisory Services Ltd. (12)                                         284,444           284,444

Shaar Capital LLC (13)                                                    717,778           717,778

The Shaar Fund (12)                                                       888,889           888,889

Bracia Ltd.                                 10,000                        111,111           111,111             10,000      *
                                         ---------     ---------        ---------         ---------          ---------    ----
Totals                                   3,191,501     1,053,109        2,891,111         3,960,720          3,175,001    27.0%

----------
(*) Represents, after the sale of all shares of Common Stock encompassed by this Prospectus, less than 1% of the outstanding Common Stock.

(1) The shares of Common Stock and voting rights owned by each person, and the shares included in the total number of shares of Common Stock and votes outstanding used to determine the percentage of shares of Common Stock and voting rights owned by each person and such group, have been adjusted in accordance with Rule 13d-3 under the Securities Exchange Act of 1934 to reflect the ownership of shares issuable upon exercise of outstanding options, warrants or other common stock equivalents which are exercisable within 60 days of the date of this Prospectus. As provided in such Rule, such shares issuable to any holder are deemed outstanding for the purpose of calculating such holder's beneficial ownership but not any other holder's beneficial ownership.

(2) The shares listed above under Warrants, except for Trautman Kramer & Company, Inc., represent shares of Common Stock underlying Common Stock Purchase Warrants, as amended, exercisable at $3.00 per share issued in connection with the Company's private placement which had a final closing on February 15, 1996. The shares listed above for Trautman, Kramer & Company, Inc. include (i) 76,993 shares underlying Common Stock Purchase Warrants exercisable at $3.96 per share issued as partial compensation for the aforementioned private placement and 182,140 shares underlying Common Stock Purchase Warrants exercisable after August 25, 1997, at $6.00 per share issued as partial compensation for the private placement of the Debentures.

(3) The 2,891,111 shares of Common Stock shown as underlying the Debentures are not convertible until August 26, 1997, pursuant to the agreements between the Debentureholders and the Company.

(4) Subject to lock-up until January 2, 1998 under an agreement with the representative of the underwriter of the Company's IPO.


(5) Included in Common Stock are 8,250 shares which are the result of warrant exercises in September 1997.

(6) Subject to lock-up until July 2, 1998 under an agreement with the representative of the underwriter of the Company's IPO.

(7) Includes securities held as nominee and trustee of Trust created for the benefit of Willard T. Jackson and members of his family.

(8) Includes 13,000 shares of Common Stock held by a self directed retirement plan owned by Dr. H. Michael Jones.

(9)  Includes 2,934 shares of Common Stock held by Leonard H. King.

(10) Represents  warrants held by a self directed  retirement plan owned by Fred
     E. Klimpl, the Company's President.

(11) Includes 600 shares of Common Stock held by Jules Roma.

(12) Each entity is beneficially owned by a number of non-U.S. persons or entities.

(13) Shaar Capital LLC is beneficially owned by a number of accredited investors.


-----------

The shares of Common Stock are being registered under the Securities Act pursuant to the terms of certain registration rights agreements between the Selling Stockholders and the Company entered into at the time the Selling Stockholders acquired the Warrants and Debentures. Each Selling Stockholder will be entitled to receive all of the proceeds from the future sale of his, her or its shares of Common Stock. Except for the costs of including such shares of Common Stock within the registration statement of which this Prospectus forms a part, which costs are borne by the Company, the Selling Stockholders will bear all expenses of any offering by them of their shares of Common Stock, including the costs of their counsel and any sales commissions incurred.

                              PLAN OF DISTRIBUTION

The shares of Common Stock may be sold by the Selling Stockholders or Transferees from time to time in one or more transactions at market prices prevailing at the time of the sale, at prices related to such prevailing market prices or at negotiated prices. The Selling Stockholders or Transferees may sell the shares of Common Stock offered hereby (i) through brokers and dealers; (ii) on The Nasdaq SmallCap Market(SM); (iii) any other exchanges upon which the shares are listed; (iv) "at the market" to or through a market maker or into an existing trading market; or (v) in other ways not involving exchanges, market makers or established trading markets, including direct sales to purchasers. Additionally, the shares may also be publicly offered through agents, underwriters or dealers. In such event the Selling Stockholders or Transferees may enter into agreements with respect to any such offering.

The Selling Stockholders or Transferees and any dealers or agents that participate in the distribution of shares of the Common Stock may be deemed to be underwriters, and any profit on the sale of shares of Common Stock by the Selling Stockholders or Transferees and any discounts, commissions or concessions received by any such dealers or agents might be deemed to be underwriting discounts and commissions under the Securities Act.

The sale of the shares of Common Stock by the Selling Stockholders or Transferees may also be effected from time to time by selling shares directly to purchasers or to or through certain broker-dealers. In connection with any such sale, any such broker-dealer may act as agent for the Selling Stockholders or may purchase from the Selling Stockholders or Transferees all or a portion of the shares as principal and thereafter may resell any shares so purchased. Sales by any such broker-dealer, acting as agent or as principal, may be made pursuant to any of the methods described below. Such sales may be made on The Nasdaq SmallCap Market(SM) or other exchanges on which the Company's Common Stock is then traded, in the over-the-counter market, in negotiated transactions or otherwise at prices and at terms then prevailing or at prices related to the then-current market prices or at negotiated prices.

The shares of Common Stock offered under the Registration Statement (of which this Prospectus is part) may also be sold in one or more of the following transactions (i) block transactions (which may involve crosses) in which a broker-dealer may sell all or a portion of such shares as agent but may position and resell all or a portion of the block as principal to facilitate the transaction; (ii) purchases by any such broker-dealer for its own account pursuant to this Prospectus; (iii) a special offering, and exchange distribution or a secondary distribution in accordance with applicable stock exchange rules; or (iv) ordinary brokerage transactions and transactions in which broker-dealers solicit purchasers. In effecting sales, broker-dealers engaged by the Selling Stockholders or Transferees may arrange for other broker-dealers to participate. Broker-dealers will receive commissions or other compensation from the Selling Stockholders or Transferees in amounts to be negotiated immediately prior to the sale that will not exceed those customary in the types of transactions involved. Broker-dealers may also receive compensation from purchasers of the shares, which is not expected to exceed that which is customary in the types of transactions involved.

The Selling Stockholders and Transferees will pay all of the expenses incident to the offering and sale of the shares of the Common Stock offered under this Prospectus, including commissions and fees of dealers or agents. The Company has paid or will pay all expenses related to the

Registration Statement, including registration fees and the fees of counsel or other experts retained by the Company in connection with the registration.

The Company has informed the Selling Stockholders that the anti-manipulation provisions of Regulation M under the Exchange Act may apply to the sales of their shares offered hereby. The Company also has advised the Selling Stockholders of the requirement for delivery of this Prospectus in connection with any sale of the shares offered hereby.

Certain Selling Stockholders may from time to time purchase shares of Common Stock in the open market. These Selling Stockholders have been notified that they should not commence any distribution of shares of Common Stock unless they have terminated their purchasing and bidding for Common Stock in the open market as provided in applicable securities regulations.

There is no assurance that the Selling Stockholders or the Transferees will sell any or all of the shares of Common Stock offered by them hereby.

                                 LEGAL OPINIONS

The validity of the shares of Common Stock offered hereby will be passed upon for the Company and Selling Stockholders by Donovan Leisure Newton & Irvine, 30 Rockefeller Plaza, New York, New York, 10112.

                                     EXPERTS

The financial statements of Compositech Ltd. appearing in the Company's Annual Report (Form 10-KSB) for the year ended December 31, 1996 have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon (which contains an explanatory paragraph with respect to a going concern uncertainty mentioned in Note 1 to the financial statements) included therein and included herein by reference. Such financial statements have been incorporated herein by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

No dealer, salesman or other person has been authorized to give any information or to make any representation not contained in this Prospectus, and, if given or made, such information or representation must not be relied upon as having been authorized by the Company or the Selling Stockholders. This Prospectus does not constitute an offer to buy any of these securities offered hereby in any jurisdiction to any person to whom it is unlawful to make such offer in such jurisdiction.




                                  CONTENTS
                                                               Page
                                                               ----
           Available Information..............................    3

           Incorporation of Certain
           Documents by Reference.............................    3

           Prospectus Summary.................................    5


           Recent Developments................................    9

           The Offering.......................................   10

           Risk Factors.......................................   11

           Use of Proceeds....................................   17

           Selling Stockholders...............................   18

           Plan of Distribution...............................   23

           Legal Opinions.....................................   24

           Experts............................................   24




            3,960,720 Shares of
      Common Stock ($0.01 Par Value)












             COMPOSITECH LTD.






       ____________________________

                PROSPECTUS
       ----------------------------





             October ___, 1997

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution.

     The following table sets forth the various estimated amount of fees and expenses payable in connection with this offering other than sales commissions. All such expenses will be borne by the Registrant.

            Item                             Amount of Expenses
            ----                             ------------------

Commission Registration Fees                      $ 7,689

Printing Expenses                                  11,000

Accounting Fees and Expenses                        7,500

Legal Fees and Expenses                            30,000

Miscellaneous                                       5,000
                                                  -------

         Total                                    $61,189
                                                  -------

----------

Item 15. Indemnification of Directors and Officers.

     Section 145 of the General Corporation Law of the State of Delaware and Article Eighth of the Company's Amended and Restated Certificate of Incorporation contain provisions for indemnification of officers, directors, employees and agents of the Company. The Amended and Restated Certificate of Incorporation requires the Company to indemnify such persons to the full extent permitted by Delaware Law. Each person will be indemnified in any proceeding if he acted in good faith and in a manner which he reasonably believed to be in , or not opposed to, the best interest of the Company. Indemnification would cover expenses, including attorney's fees, judgments, fines and amounts paid in settlement.

     The Company has directors' and officers' liability insurance. Such insurance may cover liabilities asserted against any present or past director or officer incurred in the capacity of director or officer arising out of such status, whether or not the Company would have the power to indemnify such person.

Item 16. Exhibits.


5.1* Opinion of Donovan Leisure Newton & Irvine, special counsel for the Registrant, as to the legality of the securities being offered


10.1*     Form of Securities Purchase Agreement

10.2*     Form of 5% Convertible Debenture

10.3*     Form of Registration Rights Agreement

10.4*     Form of Security Agreement

10.5*     Form of License Security Agreement

23.1      Consent of Ernst & Young LLP


23.2*     Consent of Donovan Leisure Newton & Irvine (contained in Exhibit 5.1)


24*       Power of Attorney

----------

*         Previously filed.

Item 17. Undertakings.

     (a) The undersigned Registrant hereby undertakes:

     (1) to file, during any period in which offers or sales are being made, a post-effective amendment to this registration Statement:

     (i) to include any prospectus required by Section 10 (a) (3) of the Securities Act of 1933;

     (ii) to reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represents a fundamental change in the information set forth in the Registration Statement;

     (iii)to include any material information with respect to the Plan of Distribution not previously disclosed in this Registration Statement or any material change to such information in this Registration Statement;

Provided, however, that paragraphs (i) and (ii) do not apply to this Registration Statement if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the Registrant pursuant to Section 13 or Section 15 (d) of the
Securities Exchange Act of 1934 and incorporated by reference in this Registration Statement;

     (2) that, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

     (3) to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     (b) The undersigned Registrant hereby undertakes that, for the purpose of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13 (a) or section 15 (d) of the Securities Exchange Act of 1934 that is incorporated by reference in this registration statement shall be deemed to be a new Registration Statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described in the first paragraph of
Item 15 above, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange commission such indemnification is against public policy as expressed in said Securities Act and is, therefore, unenforceable. In the event that as claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES


Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the Hamlet of Hauppauge, State of New York, on October 23, 1997.


                                        COMPOSITECH LTD.

Date: October 23, 1997                  By: /S/ Jonas Medney
                                            ------------------------
                                            Jonas Medney
                                            Chairman and Chief Executive Officer

     In accordance with the Securities Act of 1933, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated

     /S/ Jonas Medney                                       October 23, 1997
-------------------------------------------
Jonas Medney
Chairman of the Board; Director
(Principal Executive Officer)

          *                                                 October 23, 1997
-------------------------------------------
Fred E. Klimpl
President, Secretary and Director

     /S/ Samuel S. Gross                                    October 23, 1997
----------------------------------------
Samuel S. Gross
Executive Vice President, Treasurer
and Director
(Principal Financial and Accounting Officer)

          *                                                 October 23, 1997
-------------------------------------------
John F. Gahran, Director

          *                                                 October 23, 1997
-------------------------------------------
Willard T. Jackson, Director

          *                                                 October 23, 1997
-------------------------------------------
Robert W. Middleton, Director

          *                                                 October 23, 1997
-------------------------------------------
Heinz-Gerd Reinkemeyer, Director

          *                                                 October 23, 1997
-------------------------------------------
James W. Taylor, Director


*  By  /S/ Samuel S. Gross
-------------------------------------------
   Samuel S. Gross
   Attorney-in-Fact

                                INDEX TO EXHIBITS
                                -----------------


Exhibit
Number                        Description
------                        -----------


5.1* Opinion of Donovan Leisure Newton & Irvine, special counsel for the Registrant, as to the legality of the securities being offered


10.1*     Form of Securities Purchase Agreement

10.2*     Form of 5% Convertible Debenture

10.3*     Form of Registration Rights Agreement

10.4*     Form of Security Agreement

10.5*     Form of License Security Agreement

23.1      Consent of Ernst & Young LLP


23.2*     Consent of Donovan Leisure Newton & Irvine (contained in Exhibit 5.1)


24*       Power of Attorney



----------
*         Previously filed.